

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 25 2014

Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-68548 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2013_____AND ENDING_____12/31/2013_____
                                          MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Burke & Quick Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

333 Earle Ovington Blvd., Suite 230

| | (No. and Street) | |
|---|---|---|
| Uniondale | New York | 11553 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Boyle                                              (516) 560-7943
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

(Name – *if individual, state last, first, middle name*)

| 4 Becker Farm Road | Roseland | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

X  Certified Public Accountant

   Public Accountant

   Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, __James B. Burke__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Burke & Quick Partners, LLC__ , as of __December 31. 2013__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__-no exceptions-__

_____
Signature

Chief Executive Officer
Title

TERESA O'LEARY
Notary Public, State of New York
No. 02OL6013969
Qualified in Nassau County
Commission Expires July 12, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

**BURKE & QUICK PARTNERS LLC**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

# BURKE & QUICK PARTNERS LLC

## CONTENTS




**Rothstein Kass**

Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

# INDEPENDENT AUDITORS' REPORT

To Burke & Quick Partners LLC

We have audited the accompanying statement of financial condition of Burke & Quick Partners LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

*Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Burke & Quick Partners LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 14, 2014

1

# BURKE & QUICK PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2013**

### ASSETS

| | | |
|---|---|---:|
| **Cash and cash equivalents** | $ | 1,406,110 |
| **Cash segregated in accordance with SEC Rule 15c3-3(k)(2)(i)** | | 1,255,214 |
| **Receivables from clearing brokers,** including clearing deposits of $250,000 | | 607,416 |
| **Securities owned,** at fair value | | 9,629,489 |
| **Property & equipment,** net of depreciation | | 35,430 |
| **Prepaid research and other associated costs** | | 163,926 |
| **Other assets** | | 342,191 |
| | $ | 13,439,776 |

### LIABILITIES AND MEMBERS' EQUITY

**Liabilities**

| | | |
|---|---|---:|
| **Accrued research and other associated costs** | $ | 1,156,897 |
| **Accounts payable and accrued expenses** | | 437,326 |
| **Deferred rent** | | 55,997 |
| | | 1,650,220 |
| **Members' equity** | | 11,789,556 |
| | $ | 13,439,776 |

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENTS

---

### 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Burke & Quick Partners LLC (the "Company") is a Limited Liability Company organized under the laws of the state of New York on March 10, 2010. The Company's operations consist primarily of providing trade execution services in equity and corporate debt securities as well as providing research through soft and hard dollar arrangements.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry accounts for customers nor performs custodial functions related to securities. The Company clears its securities on a fully-disclosed basis through its clearing broker.

The Company conducts substantially all of its business within the safe harbor of Section 28 (e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and when redeemed may only be used to obtain third-party research and other qualified services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party services.

Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Further the Company provides execution services for all institutional clients on an agency basis.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 14, 2014. Subsequent events have been evaluated through this date.

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENT

---

### 1. Nature of business and summary of significant accounting policies (continued)

*Research and Other Associated Costs*

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third- party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. Amounts relating to all customers with a negative commission total balance are reflected in the accompanying statement of financial condition as prepaid research costs. Such amounts represent the amount of research services paid on behalf of all customers for which future commission are expected to be received. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2013 no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research and others associated costs will be realized.

*Cash Equivalents*

The Company considers its investments in short-term money market accounts to be cash equivalents. Cash required to be segregated in accordance with federal rules and regulations are not included in the firm's unrestricted cash balances.

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENT

---

### 1. Nature of business and summary of significant accounting policies (continued)

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)*

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

*Valuation Techniques*

<u>Investments in Securities</u>

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

*Revenue and Expense Recognition from Securities Transactions*

Proprietary security transactions are reflected within securities gains and losses and accounted for on a trade-date basis. Unrealized gains and losses are also reflected within securities gains and losses. Dividend income is recorded on the payment date. Interest is recognized on the accrual basis.

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENT

═══════════════════════════════════════════════════════════

### 1. Nature of business and summary of significant accounting policies (continued)

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Useful Life | Estimated Principal Method |
|---|---|---|
| Computer hardware/software | 3 years | Straight-line |

*Income Taxes*

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

*Deferred Rent*

Rent expense is recorded on a straight-line basis over the term of the lease. Rent abatement is also recorded to deferred rent and amortized on a straight-line basis over the lease term.

*Securities Owned*

Securities owned are valued at market and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

*Soft Dollar Arrangements*

The Company ensures that, when required, any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENTS

---

### 2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Securities owned** (at fair value) | | | | |
| **Investments in securities** | | | | |
| Common stocks | | | | |
| Basic Materials | $ 312,718 | $ - | $ - | $ 312,718 |
| Consumer Goods | 1,656,660 | | | 1,656,660 |
| Financial | 5,910,746 | | | 5,910,746 |
| Healthcare | 151,150 | | | 151,150 |
| Services | 826,975 | | | 826,975 |
| Technology | 771,240 | | | 771,240 |
| | 9,629,489 | | | 9,629,489 |
| **Cash and Cash Equivalents** | | | | |
| Money market | $ 252,994 | $ - | $ - | $ 252,994 |

### 3. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

| | | |
|---|---|---|
| Computer Hardware/Software | $ | 73,929 |
| Less accumulated depreciation | $ | (38,499) |
| | $ | 35,430 |

Depreciation Expense for the year was approximately $21,000.

### 4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital was approximately $9,167,000, which was approximately $8,917,000 in excess of its minimum requirement of $250,000.

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENT

---

### 5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.

The receivables from the clearing brokers are pursuant to these clearance agreements and includes clearing deposits in the amount of $250,000.

### 6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

While the company does a significant amount of its total business with three customers the impact of any concentration is reduced further by the soft dollar expenses offsetting revenues. During the year ended December 31, 2013 three customers accounted for net revenues of 15%, 14% and 12%, respectively.

### 7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, the Company operates pursuant to the (k)(2)(i) exemptive provision of Rule 15c3-3 with respect to its soft dollar business and as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The funds segregated in this account are not used in the normal business operations.

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENT

---

### 8. Commitments and contingencies

Pursuant to lease agreements, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2013 was approximately $257,000.

Aggregate future lease payments of office space and equipment for the future years subsequent to December 31, 2013 are approximately as follows:

**Year Ending December 31,**

| | |
|---|---|
| 2014 | 280,000 |
| 2015 | 251,000 |
| 2016 | 21,000 |
| | $ 552,000 |

As of December 31, 2013, the Company is not subject to:

(a) Any commitment, contingency or guarantee that might result in a loss or a future obligation;

(b) Any claim of which the firm is aware as of the audit opinion date that might be asserted against it;

(c) With respect to (a) and (b), the firm has not recognized any commitments, loss contingencies or guarantees as financial statement liabilities, reductions of net worth in its net capital computation or as components of aggregate indebtedness.

### 9. Soft dollar transactions

During 2013, the Company entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28 (e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. During 2013, the Company paid client expenses totaling approximately $9,536,000, of which approximately $4,400,000 was paid on behalf of clients operating outside the scope of Section 28 (e). At December 31, 2013, the Company has an outstanding receivable of approximately $164,000 included in the statement of financial condition and an outstanding liability of approximately $1,157,000 included in accrued research and other associated costs on the statement of financial condition.

The Company is holding a restricted cash account in accordance with SEC Rule 15c3-3(k)(2)(i) of approximately $1,255,000 which is related to proceeds from soft dollar transactions. The Company disburses this cash to third parties on behalf of its customers' as it receives invoices for payments per soft dollar arrangements it has with its customers. This amount is included in cash segregated in accordance with SEC Rule 15c3-3(k)(2)(i) in the accompanying statement of financial condition.

# BURKE & QUICK PARTNERS LLC

## NOTES TO FINANCIAL STATEMENT

---

### 10. Employee contract services

The Company has outsourced all of its personnel services to a professional employer organization. Under the contract, all employees of the Company became employees of the outsourced company which provides personnel services for a fee and covers wages and related costs as well as employee benefits. For the year ended December 31, 2013 the fee for personnel services was reported in the accompanying financial statement under Payroll tax expense and management fees.

### 11. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code.

### 12. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ( "SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.